Exhibit 1.01

The Middleby Corporation

Conflict Minerals Report
For the Year Ended December 31, 2014

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about Middleby’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “estimate,” “believe,” “predict,” “potential” or “continue.” These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and Middleby does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and the company’s other filings with the Securities and Exchange Commission (the “SEC”), including, without limitation, the risk factors set forth in our Annual Report on Form 10-K for the year ended January 3, 2015.

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, and Form SD thereunder.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to so-called “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals necessary to the functionality or production of their products.  “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, “3TG”) for the purposes of this assessment. The Rule’s requirements apply to registrants irrespective of the geographic origin of the conflict minerals in their supply chain and whether those minerals fund armed conflict.  In accordance with the instructions to Form SD, this Conflict Minerals Report has not been audited by an independent private sector auditor.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Conflict Region”), or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes, among other things, a description of those due diligence measures.

1)	Company Overview

The Middleby Corporation (“Middleby” or the “company”), through its operating subsidiary Middleby Marshall Inc. and its subsidiaries, is a leader in the design, manufacture, marketing, distribution and service of a broad line of (i) cooking and warming equipment used in all types of commercial restaurants and institutional kitchens, (ii) food preparation, cooking, baking, chilling and packaging equipment for food processing operations, and (iii) premium kitchen equipment including ranges, ovens, refrigerators, ventilation and dishwashers primarily used in the residential market.

Founded in 1888 as a manufacturer of baking ovens, Middleby Marshall Oven Company was acquired in 1983 by TMC Industries Ltd., a publicly traded company that changed its name in 1985 to The Middleby Corporation. The company has established itself as a leading provider of (i) commercial restaurant equipment, (ii) food processing equipment and (iii) residential kitchen equipment as a result of its acquisition of industry leading brands and through the introduction of innovative products within each of these segments.

2)	Products Overview

The company conducts its business through three principal business segments: the Commercial Foodservice Equipment Group, the Food Processing Equipment Group and the Residential Kitchen Equipment Group.

a)	Commercial Foodservice Equipment

Products in this segment include conveyor ovens, combi-ovens, convection ovens, baking ovens, proofing ovens, deck ovens, speed cooking ovens, hydrovection ovens, ranges, fryers, rethermalizers, steam cooking equipment, warming equipment, heated cabinets, charbroilers, ventless cooking systems, kitchen ventilation, induction cooking equipment, countertop cooking equipment, toasters, professional refrigerators, coldrooms, ice machines, freezers and beverage dispensing equipment.

These products are marketed under a portfolio of thirty-six brands, including Anets®, Beech®, Blodgett®, Blodgett Combi®, Blodgett Range®, Bloomfield®, Britannia®, CTX®, Carter-Hoffmann®, Celfrost®, Concordia®, CookTek®, Doyon®, frifri®, Giga®, Holman®, Houno®, IMC®, Jade®, Lang®, Lincat®, MagiKitch'n®, Market Forge®,  Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco Frialator®, Southbend®, Star®, Toastmaster®, TurboChef®, Viking®, Wells® and Wunder-Bar®.

b)	Food Processing Equipment

Products in this segment include a wide array of cooking and baking solutions, including batch ovens, baking ovens, proofing ovens, conveyor ovens, continuous processing ovens, frying systems and automated thermal processing systems. The company also provides a comprehensive portfolio of complementary food preparation equipment such as grinders, slicers, emulsifiers, mixers, blenders, battering equipment, breading equipment, water cutting systems, food presses and forming equipment, as well as a variety of food safety, food handling, freezing and packaging equipment.

These products are marketed under a portfolio of twelve brands, including Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Cozzini®, Danfotech®, Drake®, Maurer-Atmos®, MP Equipment®, RapidPak®, Spooner Vicars® and Stewart Systems®.

c)	Residential Kitchen Equipment

Products in this segment include a wide range of ranges, ovens, refrigerators, dishwashers, microwaves, cooktops and outdoor equipment.

These products are marketed under five brand names, including Brigade®, Jade®, TurboChef®, U-Line® and Viking®.

3)	Supply Chain Overview

The company’s business depends on an extensive global network of suppliers to provide the materials and services to make its final products. As a downstream company, generally there are multiple tiers between the company and its suppliers and the source of raw materials that enter the manufacturing process. The complexity of the company’s supply chain makes it challenging to identify the origin of 3TG used in its products. Therefore, the company must rely on its direct suppliers to work with upstream suppliers to provide accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG in the materials purchased by the company.

4)	Reasonable Country of Origin Inquiry (“RCOI”)

Based on an analysis of its products, the company determined that its products contain 3TG necessary to the functionality or production of those products. Therefore, the company is subject to the reporting obligations of the Rule.

After conducting a good faith RCOI, the company did not have sufficient information from its suppliers or other sources to determine whether the conflict minerals contained in its products originated in the Conflict Region or are from recycled or scrap sources.  As a result, the company conducted due diligence and developed a conflict minerals program.

5)	Design of Conflict Minerals Program

As required by the Rule, the company conducted its due diligence on the source and chain of custody of the necessary 3TG contained in the company’s products. The company’s due diligence program has been designed to conform, in all material respects, with the internationally recognized framework presented by the Organisation for Economic Co-operation and Development (the “OECD”) in its publication, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related supplements for 3TG (the “OECD Guidance”).

6)	Due Diligence Steps Performed

The due diligence steps performed by the company are set forth below according to the five-step framework established by the OECD:

a)	Establish Strong Company Management Systems

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The company’s policy with respect to the sourcing of conflict minerals can be found at www.middleby.com, under the heading, “Investor Info.”  The content on the company’s website is for general information only and is not incorporated by reference in this report.

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The company has in place a management structure to support supply chain due diligence related to conflict minerals. This includes an executive steering committee led by the global supply chain executive and the corporate controller, which are responsible for the company’s due diligence strategy as well as reporting under the Rule.

•	The company has contracted with a third-party service provider to assist with the supplier outreach processes.

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The company is following its established records retention policy, which requires the retention of records related to SEC filings, such as the Conflict Minerals Reports, for a specified number of years.

•	The company’s senior management is briefed about the company’s practices with respect to 3TG due diligence and supply chain.

b)	Identify and Assess Risks in the Supply Chain

Middleby does not directly source any conflict minerals that may be used in the products it manufactures or contracts to manufacture. Therefore, the company must rely solely on its upstream supply chain to assist with the required due diligence efforts. As a result, the company took the following steps as part of its due diligence program related to conflict minerals:

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Led by Middleby’s Supply Chain Department, compiled a list of suppliers that provide materials that are used in the manufacturing of all Middleby products and determined to be in-scope for regulatory purposes (i.e., falling within the meaning of “manufacture” or “contract to manufacture” under the Rule);

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Contacted the identified suppliers and, using the Conflict-Free Sourcing Initiative’s (CFSI) Conflict Minerals Reporting Template, requested from those suppliers confirmation that the materials they supplied to Middleby contained conflict minerals and, if so, information regarding the origin of those minerals;

•	Established an initial deadline for suppliers to provide the requested information and documentation;

•	Followed up with unresponsive suppliers to request compliance with its requests for information and documentation;

•	Reviewed and analyzed information on smelters or refiners contained in the responses by comparing the reported smelters and refiners to the Conflict-Free Smelter Program list; and

•	Followed up with certain suppliers that either:

◦	Reported potentially sourcing conflict minerals from the Conflict Region;

◦	Provided data indicating sourcing or potentially sourcing from a mine located in the Conflict Region; or

◦	Did not provide complete information in response to the company’s inquiries.

c)	Design and Implement a Strategy to Respond to Identified Risks

•	The company has a risk management plan to address concerns that a supplier may be providing products that contain 3TG sourced from the Conflict Region.

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If a supplier indicates that it directly or indirectly sources 3TG from the Conflict Region, the company requests additional information from such supplier.  If a supplier is confirmed to provide materials for company products that contain 3TG sourced from the Conflict Region, the company’s risk management plan provides mitigation steps, including conducting a review with the program managers from the affected business segments to determine appropriate next steps.

•	During 2014, Middleby did not identify any instance where it was necessary to implement risk mitigation efforts, temporarily suspend purchasing or disengage with a member of the Supplier Group.

d)	Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

As Middleby does not directly source any conflict minerals used in its products, the company did not engage in any third-party audits of smelters or refiners that may be in its supply chain. However, the company continues to support the CFSI efforts to influence smelters and refiners to become certified through their Conflict-Free Smelter Program and encourages its upstream suppliers to use certified smelters and refiners when sourcing conflict minerals.

e)	Report Annually on Supply Chain Due Diligence

A copy of this Conflict Minerals Report, along with a copy of the company’s Conflict Minerals Policy, is available on the company’s website at www.middleby.com under the heading “Investor Relations.”

7)	Due Diligence Results

As a result of the company’s due diligence during the year ended December 31, 2014, Middleby was unable to determine the origin of all of the conflict minerals contained in its products or whether such conflict minerals directly or indirectly financed or benefited armed groups in the Conflict Region.

Due to the breadth and complexity of the company’s products and the size and complexity of the company’s supply chain, it will take additional time and resources for many of the company’s suppliers to verify the origin of the minerals contained in the materials that they supply to us, and they may not be successful in their efforts.  Even then, Middleby’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.

Because information generally was provided at a company or divisional level and was not tied to the company’s specific products, the company did not have sufficient information to identify the facilities that sourced 3TG included in the company’s products, or to identify the country of origin of such 3TG.  While some survey responses identified suppliers within the Supplier Group that indicated they used smelters or mines from the Conflict Region, those responses stated that those suppliers sourced from multiple smelters and mines, and also did not disclose a full product line that would enable the company to tie a specific mine to one of its products.

8)	Steps to be Taken to Mitigate Risk

Middleby continues to look for ways to improve its conflict minerals due diligence process and to mitigate any risk that conflict minerals in its products could benefit armed groups in the Conflict Region.  Specifically, the company intends to continue to take the following steps:

•	Engage unresponsive suppliers with a view toward obtaining additional information regarding:

◦	the use of necessary conflict minerals in the materials they supply to the company;

◦	the country of origin of those conflict minerals;

◦	the use of scrap or recycled sources in those conflict minerals; and

◦	the source and chain of custody of those conflict minerals originating in the Conflict Region and not obtained from scrap or recycled sources;

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Continue to engage those suppliers that have responded to the company’s request for conflict minerals information, but where the responses received were incomplete or had inconsistencies within the data the supplier reported in the Conflict Minerals Reporting Template;

•	Continue to define Assent Compliance’s role in the gathering and processing of the information required for the due diligence processes;

•	Work with upstream suppliers to educate them on the processes they need to undertake in order to assist the company in performing the due diligence under the OECD Guidance; and

•	Review supplier contracts in an effort to determine the inclusion of specific language on the use of conflict minerals in the materials supplied to Middleby.